February 6, 2013
Andrew D. Mew
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A

Re: Empresa Distribuidora y Comercializadora Norte S.A   (the “Company”)
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed April 26, 2012
Form 20-F/A
File No. 001-33422

Dear Mr. Mew:

On behalf of the Company, we are writing to respond to the comments set forth in the letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated January 9, 2013, related to the above-referenced Form 20-F (the “Form 20-F”).

For convenience, we have reproduced below in italics the Staff’s comments and have provided the Company’s responses immediately below those comments.

Form 20-F for Fiscal Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies and Estimates, page 114

1.
We note your response to comment 1 in our letter dated November 28, 2012. Please revise to include disclosure of the facts and considerations as you describe in the response to support your assessment that tariff increases would start in 2013.

In response to the Staff’s comment, we will amend Form 20-F to disclose the facts and considerations that support our assumption that increased electric tariff rates would be approved during 2013 in our assessment of long-lived assets for impairment.

2.
We note the various disclosures in the Explanatory Note and your conclusion that the revisions are not material. As certain revisions appear to be corrections of errors, please provide us whit your materiality analysis supporting your conclusion that they are not material. To the extent that they are material, quantitatively or qualitatively or both, we believe they should be characterized as such and label the relevant revised amounts as “restated” in the amendment. Please also consider any additional revisions you deem necessary based on other comments contained within this letter. Refer to SAB Topic 1.M.

In response to the Staff’s comment, we inform the Staff that following the guidance of SAB Topic 1.M, below is summarized the analysis made by us:

Comments 1 and 2 of letter dated November 28, 2012

Quantitative assessment:

Not applicable.

Qualitative assessment:

As part of our assessment of materiality, we considered the effects of comments 1 and 2 of letter dated November 28, 2012. In doing so, we considered the following qualitative factors:

•	Whether the revision masks a change in earnings or other trends;

The effects of comments 1 and 2 of letter dated November 28, 2012 do not mask a change in earnings or other trends.

•	Whether the revision hides a failure to meet analysts' expectations;

We considered that the effects of comments 1 and 2 of letter dated November 28, 2012 do not hide a failure to meet analysts' expectations.

•	Whether the revision changes income into a loss or vice versa;

We considered that the effects of comments 1 and 2 of letter dated November 28, 2012 do not change income into a loss or vice versa.

•	Whether the revision concerns a segment that plays a significant role in operations or profitability;

We considered that the effects of comments 1 and 2 of letter dated November 28, 2012 do not concern a segment that plays a significant role in operations or profitability.

•	Whether the revision affects compliance with regulatory requirements;

We considered that the effects of comments 1 and 2 of letter dated November 28, 2012 do not affect compliance with regulatory requirements.

•	Whether the revision affects compliance with loan covenants;

We considered that the effects of comments 1 and 2 of letter dated November 28, 2012 do not affect compliance with loan covenants.

•	Whether the revision had an impact on management's incentive compensation; and

We considered that the effects of comments 1 and 2 of letter dated November 28, 2012 do not have an impact on management's incentive compensation.

•	Whether the revision involves concealment of an unlawful transaction.

We considered that the effects of comments 1 and 2 of letter dated November 28, 2012 do not involve concealment of an unlawful transaction.

Conclusion:
Based on the qualitative analysis above, management concluded that the effects of comments 1 and 2 of letter dated November 28, 2012 were immaterial to the consolidated financial statements.

Comments 3, 5 and 9 of letter dated November 28, 2012

Quantitative assessment:

Not applicable.

Qualitative assessment:

Not applicable.

Conclusion:
Based on the qualitative analysis above, management concluded that the effects of comments 3, 5 and 9 of letter dated November 28, 2012 were immaterial to the consolidated financial statements.

Comment 4 of letter dated November 28, 2012

Quantitative assessment:

Not applicable.

Qualitative assessment:

As part of our assessment of materiality, we considered the effect of omitting to include the consolidated statements of changes in shareholders’ equity under Argentine GAAP. In addition, we inform the Staff that information related to the different line items of the consolidated statements of changes in shareholders’ equity is disclosed in the consolidated annual financial statements (Note 32. SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ARGENTINE GAAP AND US GAAP, page F-122, Note 7. CAPITAL STOCK, page F-30, Note 29. ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS, pages F-80 and F-83 and previous filings). Consequently, we believe that this is immaterial, individually and in the aggregate, to the consolidated annual financial statements.

Moreover, we considered the following additional qualitative factors:

•	Whether the revision masks a change in earnings or other trends;

The omission does not mask a change in earnings or other trends.

•	Whether the revision hides a failure to meet analysts' expectations;

We considered that the omission does not hide a failure to meet analysts' expectations.

•	Whether the revision changes income into a loss or vice versa;

We considered that the omission does not change income into a loss or vice versa.

•	Whether the revision concerns a segment that plays a significant role in operations or profitability;

We considered that the omission does not concern a segment that plays a significant role in operations or profitability.

•	Whether the revision affects compliance with regulatory requirements;

We considered that the omission does not affect compliance with regulatory requirements.

•	Whether the revision affects compliance with loan covenants;

We considered that the omission does not affect compliance with loan covenants.

•	Whether the revision had an impact on management's incentive compensation; and

We considered that the omission does not have an impact on management's incentive compensation.

•	Whether the revision involves concealment of an unlawful transaction.

We considered that the omission does not involve concealment of an unlawful transaction.

Conclusion:
Based on the qualitative analysis above, management concluded that this revision was immaterial to the consolidated financial statements.

Comment 6 of letter dated November 28, 2012

Quantitative assessment:

Not applicable.

Qualitative assessment:

As part of our assessment of materiality, we considered the effect of the unintentional omission to include the changes in equity under U.S. GAAP for the year ended December 31, 2009. In addition, we inform the Staff that, changes in equity under U.S. GAAP for the year ended December 31, 2009 were disclosed in the Form 20-F for the Fiscal year ended December 31, 2010 filed with the Commission on June 13, 2010. Moreover, we considered the following additional qualitative factors:

•	Whether the revision masks a change in earnings or other trends;

The omission does not mask a change in earnings or other trends.

•	Whether the revision hides a failure to meet analysts' expectations;

We considered that the omission does not hide a failure to meet analysts' expectations.

•	Whether the revision changes income into a loss or vice versa;

We considered that the omission does not change income into a loss or vice versa.

•	Whether the revision concerns a segment that plays a significant role in operations or profitability;

We considered that the omission does not concern a segment that plays a significant role in operations or profitability.

•	Whether the revision affects compliance with regulatory requirements;

We considered that the omission does not affect compliance with regulatory requirements.

•	Whether the revision affects compliance with loan covenants;

We considered that the omission does not affect compliance with loan covenants.

•	Whether the revision had an impact on management's incentive compensation; and

We considered that the omission does not have an impact on management's incentive compensation.

•	Whether the revision involves concealment of an unlawful transaction.

We considered that the omission does not involve concealment of an unlawful transaction.

Conclusion:
Based on the qualitative analysis above, management concluded that this revision was immaterial to the consolidated financial statements.

Comment 7 of letter dated November 28, 2012

Quantitative assessment:

Please see the table below describing the corrections made to the disclosure of the changes in benefit obligations for the year ended December 31, 2011:

	Quantitative assessment
	Original figures	Corrected figures	Difference	%
Benefit obligation - beginning of year	67,922	41,492	(26,430)	-38.91%
Employee benefit plan – acquisition of subsidiaries	-	31,663	31,663	100.00%
Service cost	3,211	3,211	-	0.00%
Interest cost	12,915	12,436	(479)	-3.71%
Actuarial loss	18,444	13,764	(4,680)	-25.37%
Benefits paid to participants	(7,737)	(7,737)	-	0.00%
Benefit obligation – end of year	94,755	94,829	74	0.08%

As part of our assessment of materiality, we considered that the impact of corrections made is immaterial individually and in the aggregate, to the consolidated financial statements, as it represents 0.08% of the benefit obligation as of December 31, 2011. The main error was that the employee benefit plan balance related to the companies acquired during the year ended December 31, 2011 was mistakenly included in the benefit obligation balance as of January 1, 2011.

Furthermore, we considered that the impact of these corrections is below the quantitative materiality indicators and does not affect revenues, gross profit, pretax and net income, total assets or individual significant line items in the consolidated financial statements.

Qualitative assessment:
We considered a number of qualitative factors, including:

•	Whether the revision arose from items capable of precise measurement;

We considered that corrections made arise from items capable of precise measurement.

•	Whether the revision masks a change in earnings or other trends;

We considered that corrections made do not mask a change in earnings or other trends.

•	Whether the revision hides a failure to meet analysts' expectations;

We considered that corrections made do not hide a failure to meet analysts' expectations.

•	Whether the revision changes income into a loss or vice versa;

We considered that corrections made do not change income into a loss or vice versa.

•	Whether the revision concerns a segment that plays a significant role in operations or profitability;

We considered that corrections made do not concern a segment that plays a significant role in operations or profitability.

•	Whether the revision affects compliance with regulatory requirements;

We considered that corrections made do not affect compliance with regulatory requirements.

•	Whether the revision affects compliance with loan covenants;

We considered that corrections made do not affect compliance with loan covenants.

•	Whether the revision had an impact on management's incentive compensation; and

We considered that corrections made do not have an impact on management's incentive compensation.

•	Whether the revision involves concealment of an unlawful transaction.

We considered that corrections made do not involve concealment of an unlawful transaction.

Conclusion:
Based on the combined qualitative and quantitative analysis above, management concluded that this revision was immaterial to the consolidated financial statements.

Comment 8 of letter dated November 28, 2012

Quantitative assessment:

Please see the table below describing the corrections made to the disclosure of earnings per share (“EPS”) under U.S. GAAP in order to exclude the portion of the income attributable to the non-controlling interest in our less-than-wholly-owned subsidiaries.
	Quantitative assessment
	Original figures	Corrected figures	Difference	%

Net (Loss) Earnings per ordinary share from continuing operations attributable to Edenor´s shareholders – basic and diluted	(0.156)	(0.162)	0.006	4.169%

Loss per ordinary share from discontinued operations attributable to Edenor´s shareholders – basic and diluted	(0.153)	(0.161)	0.008	4.985%

As part of our assessment of materiality, we considered that the impact of corrections made is immaterial, individually and in the aggregate, to the consolidated financial statements, as it represents 4.169% and 4.985%, respectively, of the original figures for EPS under U.S. GAAP from continuing operations and from discontinued operations.

Furthermore, we considered that the impact of these corrections is below the quantitative materiality indicators and does not affect revenues, gross profit, pretax and net income, total assets or individual significant line items in the consolidated financial statements.

Qualitative assessment:

We considered a number of qualitative factors, including:

•	Whether the revision arose from items capable of precise measurement;

We considered that corrections made arise from items capable of precise measurement.

•	Whether the revision masks a change in earnings or other trends;

We considered that corrections made do not mask a change in earnings or other trends.

•	Whether the revision hides a failure to meet analysts' expectations;

We considered that corrections made do not hide a failure to meet analysts' expectations.

•	Whether the revision changes income into a loss or vice versa;

We considered that corrections made do not change income into a loss or vice versa.

•	Whether the revision concerns a segment that plays a significant role in operations or profitability;

We considered that corrections made do not concern a segment that plays a significant role in operations or profitability.

•	Whether the revision affects compliance with regulatory requirements;

We considered that corrections made do not affect compliance with regulatory requirements.

•	Whether the revision affects compliance with loan covenants;

We considered that corrections made do not affect compliance with loan covenants.

•	Whether the revision had an impact on management's incentive compensation; and

We considered that corrections made do not have an impact on management's incentive compensation.

•	Whether the revision involves concealment of an unlawful transaction.

We considered that corrections made do not involve concealment of an unlawful transaction.

Conclusion:
Based on the qualitative and quantitative analysis above, management concluded that this revision was immaterial to the consolidated financial statements.

3.
We note your presentation of “Net (loss) income per ADS – basic and diluted” at the bottom of page 5 denominated in both U.S. Dollars (“US$”) and Argentine Pesos (“$”) for the fiscal year ended December 31, 2011 of (US$724.9), and ($ 3,120), respectively. We could not recalculate these amounts. Please explain by showing us how you calculated them in your response.

In response to the Staff’s comment, please see in the table below the determination of “Net (loss) income per ADS – basic and diluted”:

	2011 US$	2011 Ps.
	(in thousands, except for per share and per ADS data)
Net loss for the year from continuing operations attributable to Edenor's shareholders	-	(145,531)
Net loss for the year from discontinued operations attributable to Edenor's shareholders	-	(144,281)

ADS´s	-	44,852,130

Net loss per ADS from continuing operations attributable to Edenor's shareholders – basic and diluted – U.S. GAAP	(0.754)	(3.245)
Net loss per ADS from discontinued operations attributable to Edenor’s shareholders – basic and diluted – U.S. GAAP	(0.747)	(3.217)

Additionally, we detected that there was a clerical error in “Net loss per ADS – basic and diluted” denominated in U.S. Dollars (“US$”) (we reported (724.90) instead of (0.7249)). The Form 20-F has been revised to include the correct amount.

Moreover, the Form 20-F has been revised to include the “Net loss per ADS – basic and diluted” splits into “Net loss per ADS from continuing operations attributable to Edenor´s shareholders– basic and diluted” and “Net loss per ADS from discontinued operations attributable to Edenor´s shareholders– basic and diluted”.  Please see the table below:

	Quantitative assessment
	Original figures		Corrected figures		Difference		%
	2011 US$	2011 Ps.	2011 US$	2011 Ps.	2011 US$	2011 Ps.

Net (loss) income per ADS attributable to Edenor's shareholders from continuing operations — basic and diluted s/ 20 F	(0.7249)	(3.120)	(0.754)	(3.245)	0.03	0.125	3.998%	3.997%

Net (loss) income per ADS attributable to Edenor's shareholders from discontinued operations — basic and diluted s/ 20 F	-	-	(0.747)	(3.217)	0.747	3.217	100.00%	100.00%

Quantitative assessment:

As part of our assessment of materiality, we considered that the impact of corrections made is immaterial, individually and in the aggregate, to the consolidated financial statements as it represents 3.998%, 100.00%, 3.997% and 100.00% of the original figures for Net (loss) income per ADS attributable to Edenor´s shareholders from continuing and discontinued operations – basic and diluted denominated in U.S. Dollars and Argentine Pesos for the fiscal year ended December 31, 2011.

Furthermore, we considered that the impact of this correction is below the quantitative materiality indicators and does not affect revenues, gross profit, pretax and net income, total assets or individual significant line items in the consolidated financial statements.

Qualitative assessment:

We considered a number of qualitative factors, including:

•	Whether the revision arose from items capable of precise measurement;

We considered that corrections made arise from items capable of precise measurement.

•	Whether the revision masks a change in earnings or other trends;

We considered that corrections made do not mask a change in earnings or other trends.

•	Whether the revision hides a failure to meet analysts' expectations;

We considered that corrections made do not hide a failure to meet analysts' expectations.

•	Whether the revision changes income into a loss or vice versa;

We considered that corrections made do not change income into a loss or vice versa.

•	Whether the revision concerns a segment that plays a significant role in operations or profitability;

We considered that corrections made do not concern a segment that plays a significant role in operations or profitability.

•	Whether the revision affects compliance with regulatory requirements;

We considered that corrections made do not affect compliance with regulatory requirements.

•	Whether the revision affects compliance with loan covenants;

We considered that corrections made do not affect compliance with loan covenants.

•	Whether the revision had an impact on management's incentive compensation; and

We considered that corrections made do not have an impact on management's incentive compensation.

•	Whether the revision involves concealment of an unlawful transaction.

We considered that corrections made do not involve concealment of an unlawful transaction.

Conclusion:

Based on the qualitative and quantitative analysis above, management concluded that this revision was immaterial to the consolidated financial statements.

4.
We note your responses to comments 3 and 9 in our letter dated November 28, 2012. We note the Form 20-F/A filed December 19, 2012 included only those items discussed within the Explanatory Note; however, we believe you should file a complete amended Form 20-F with all of the items as requires by Form 20-F along with a currently dated and signed signature page and required certifications. Refer to question 17 within the Division of Corporations Finance: Sarbanes-Oxley Act of 2022 – Frequently Asked Questions at http://sec.gov/divisions/corpfin/faqs/soxact2022.htm

In response to the Staff’s comment, we will file a complete amended Form 20-F with all of the items as required by Form 20-F along with a currently dated and signed signature page and required certifications.

***

The Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

***

Any questions relating to this response letter may be directed to me at 5411 4346-5036 and to my colleague, Leandro Montero, at 5411 4346-5006. We can both be reached by facsimile at 5411 4346-5325.

Sincerely,

    /s/ Edgardo Volosin

          Edgardo Volosin